UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2026

ASSERTIO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39294	85-0598378
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 South Saunders Rd., Suite 300
Lake Forest, IL	60045
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (224) 419-7106

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ASRT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On May 13, 2026, Assertio Holdings, Inc. (the “Company” or “Assertio”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Parent”), Zara Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”) and, solely for purposes of Section 9.20 of the Merger Agreement, Zydus Pharmaceuticals (USA) Inc., a New Jersey corporation (“Guarantor”). The Merger Agreement provides for, among other things, (i) the acquisition of the Company by Parent through a cash tender offer (the “Offer”) by Purchaser for all of the Company’s outstanding shares of common stock (the “Common Stock”), for $23.50 per share of Common Stock in cash (the “Offer Price”) and (ii) following the completion of the Offer, the merger of Purchaser with and into the Company (the “Merger” and, concurrently with the Offer, the “Transactions”) with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, on May 18, 2026, Purchaser will commence the Offer.

In addition, pursuant to the Merger Agreement, the Company agreed to use commercially reasonable efforts to, substantially concurrently with the Offer, make an offer and consent solicitation (the “Note Offer”) (i) to repurchase its 6.50% Convertible Senior Notes due 2027 (the “Convertible Notes”) at a purchase price approved by Purchaser and Parent, contingent upon the occurrence of a “Fundamental Change” (as defined in the indenture governing the Convertible Notes (the “Indenture”)) as a result of the Merger and (ii) to solicit consents to remove the restrictive covenants set forth in Section 4.11 of the Indenture. On May 18, Parent waived the requirement under the Merger Agreement that the Company commence the Note Offer.

The consummation of the Merger will constitute a “Fundamental Change” and a “Make-Whole Fundamental Change” under the Indenture. As a result, holders of Convertible Notes will have certain rights under the Indenture, including (i) the right to require Company (or, following the Merger, the Surviving Corporation) to repurchase their Convertible Notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, in accordance with Article 15 of the Indenture, and (ii) the right to convert their Convertible Notes into the consideration receivable in the Merger, at an increased conversion rate during the Make-Whole Fundamental Change Period in accordance with Section 14.03 of the Indenture.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K (this “Current Report”) contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs. Forward-looking statements speak only as of the date they are made and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. In particular, this Current Report contains forward-looking statements regarding the Company, the proposed Offer and the Merger pursuant to which the Company would become a wholly owned subsidiary of Parent, including, without limitation, statements regarding the expected timing and completion of the Transactions and the parties’ ability to satisfy the conditions to consummation. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, many of which are beyond the Company’s control and subject to change. Actual results could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially include, among others: risks associated with the timing of the closing of the Transactions, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the Transactions will not occur (in which case holders of Convertible Notes will not have certain rights under the Indenture in accordance with Section 14.03 and Article 15 of the Indenture); uncertainties as to how many of the Company’s stockholders will tender their shares in the Offer; the possibility that competing offers will be made; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions; the outcome of any legal proceedings that may be instituted against the parties and others related to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the effect of the announcement or pendency of the Transactions on the Company’s business and operating results (including the response of business partners and competitors and potential difficulties in employee retention as a result of the announcement and pendency of the Transactions); risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions; and other risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings. Many of these risks and uncertainties may be exacerbated by public health emergencies and general macroeconomic conditions. The foregoing list of factors is not exhaustive. You should not place undue reliance on any forward-looking statements. The Company does not assume, and hereby disclaims, any obligation to update or revise any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Parent and its subsidiary will file with the SEC. Parent and its subsidiary will file tender offer materials on Schedule TO, and, thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company’s Common Stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://investor.assertiotx.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSERTIO HOLDINGS, INC.

Date: May 18, 2026	By:	/s/ Sam Schlessinger
Sam Schlessinger
Executive Vice President, General Counsel